							Exhibit 12
Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2014		2013		2012		2011		2010
Earnings available to cover fixed charges:
Income from continuing operations before income taxes	$392		$97		$300		$36		$72
Plus: Fixed charges	648		741		638		576		510
Earnings available to cover fixed charges	$1,040		$838		$938		$612		$582

Fixed charges (a) :
Interest, including amortization of deferred financing costs	$547		$643		$546		$506		$445
Interest portion of rental payment	101		98		92		70		65
Total fixed charges	$648		$741		$638		$576		$510

Ratio of earnings to fixed charges	1.60	x	1.13	x	1.47	x	1.06	x	1.14	x
___________
(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2014		2013		2012		2011		2010
Related to debt under vehicle programs	$290		$271		$303		$279		$215
All other	257		372		243		227		230
	$547		$643		$546		$506		$445

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